

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
AIG Capital Security Backed

Series 2002-11	
CLASS A CUSIP NO.	804105203
CLASS B CUSIP NO.	804105AA2

Distribution Date December 3, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal/Unit Amount	Principal Payment	Ending Principal/Unit Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$39,332,000.00	$0.00	$39,332,000.00	6.00000%	180/360	$1,179,960.00	$0.00	$1,179,960.00
$39,332,000.00	$0.00	$39,332,000.00	1.53900%	180/360	$302,659.74	$0.00	$302,659.74

Additional Information	
Trustee Fees	$3,750.00
Expense Account Deposit	$2,346.46

Underlying Security	AMERICAN GEN INSTL A 7.570% 12/01/45 Cusip 02637VAA6
Payment Dates	June/December
Current Principal Balance	$39,332,000.00
Annual Coupon Rate (Fixed)	7.57000%
Interest Payment Received	$1,488,716.20

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
804105203	Aa1	AA	Ba2	14-Jan-11	BBB-	19-Jan-11
804105AA2	Aa1	AA	Ba2	14-Jan-11	BBB-	19-Jan-11
Underlying Security	Aa1	AA	Ba2	12-Jan-11	BBB-	14-Jan-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.